UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')
Vesting of Deferred Annual Bonus Plan Mandatory and Matching Awards

As announced on 19 February 2020, awards made to the Chief Executive Officer and other Persons Discharging Managerial Responsibilities ('PDMRs') under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan ('DABP') and the associated Matching Awards, vested on 17 and 18 February 2020. These awards were made on a pre-tax basis. The Matching Awards were subject to the achievement of relevant business performance measures over a three-year performance period beginning on 1 January 2017 and ending on 31 December 2019.

The notifications that follow relate to a PDMR who elected to participate in the DABP in respect of his deferred bonus amount on a post-tax basis. The awards were made over American Depositary Shares ('ADSs'). The first notification shows the vesting of the deferred bonus amount (Co-Investment shares), including dividends accrued, and the proportion of the Matching Award, including dividends accrued, which vested subject to the achievement of relevant business performance measures. The second notification shows the proportion of the vested Matching Award which was withheld for tax. The performance measure vesting details for the DABP Matching Award are as follows:

		Outcome and Vesting Level
Portion of the Award	Measure and Outcome	% of maximum	% of award
1/3rd	Adjusted Free Cash Flow - For the three-year period, the Company achieved Adjusted Free Cash Flow calculated in accordance with the principles for the measure of £13bn, which is above the level of £12.95bn required for maximum vesting. Adjustments to the original target and vesting schedule were communicated in the 2018 Annual Report.	100	33.333
1/3rd	Total Shareholder Return - For the three years ending 31 December 2019, the Company's Total Shareholder Return ranked 8th, which is below the threshold vesting level against a comparator group of 10 global pharmaceutical companies including GSK.	0	0
1/3rd	R&D New Products - For the three-year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £7.254bn, which is above the level of £5.099bn required for maximum vesting. The threshold level was £4.172bn.	100	33.333
	Total vesting for 2017 award Lapsed		66.666% 33.334%

The vesting date was 16 March 2020 and the closing price of an ADS on that date was $33.67.

Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/Amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs released on an award granted in 2017 under the Company's 2009 Deferred Annual Bonus Plan - Deferred Bonus (Co-investment shares) and Matching Award (post-tax).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	2,391.955 (Co-investment shares)
		$0.00	1,614 (Matching Award)

d)	Aggregated information
	Aggregated volume Price	4,005.955 $0.00
e)	Date of the transaction	2020-03-16
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/Amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The sale of ADSs to meet tax liabilities on the vesting of the Matching Award under the Company's 2009 Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$33.42	825

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2020-03-16
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 18, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc